Exhibit 99.1

Sound Group Provides Update on Share Repurchase Program

SINGAPORE, Feb. 7, 2024 (GLOBE NEWSWIRE) -- Sound Group Inc. (“Sound Group” or the “Company”) (NASDAQ: SOGP), a global audio-centric social and entertainment company, today provided an update on its $3 million share repurchase program approved by its board of directors (the “Board”) in December 2023 and effective from December 13, 2023 to December 12, 2024.

As of the end of the trading day of February 6, 2024, the Company had repurchased 287,777 ADSs (representing 57,555,400 ordinary shares) at an average price of $2.73 per ADS for a total of $784,713.80, representing approximately 26.16% of the $3 million maximum amount of the share repurchase program.

Mr. Jinnan (Marco) Lai, founder, CEO and Chairman of the Board of Sound Group, said, "We are pleased to provide an update on our share repurchase program. The number of shares repurchased depends on various factors, many of which are beyond our control. However, in accordance with applicable rules and regulations, and subject to relevant limitations, we are actively executing our share repurchase program and have utilized more than 26% of the approved amount to date. Our ongoing share repurchases reflect our confidence in the Company’s intrinsic value, supported by a solid balance sheet and our unwavering commitment to executing our strategic initiatives. Despite the challenging macro environment, we are optimistic about the long-term growth prospects in our global business and the online audio industry. Moving forward, we will remain dedicated to fostering a sustainable business ecosystem and delivering lasting value to our stakeholders over the long term.”

The Company’s share repurchase program may be executed from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The number of ADSs repurchased and the timing or conditions of repurchases may depend on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company’s working capital requirements and general business conditions, and will be in accordance with applicable rules and regulations, including Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Sound Group is committed to maintaining information transparency and keeping investors updated on the Company's progress. Any significant plans or material activities including further actions regarding the share repurchase program will be announced in a timely manner in accordance with disclosure obligations.

About Sound Group Inc.

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to the Company’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

Tel: +86 (20) 8381-8791

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

Brandi Piacente

Tel: +1-212-481-2050

E-mail: soundgroup@tpg-ir.com